UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 8)*
Under the Securities Exchange Act of 1934

AQUABOUNTY TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

UO387J108
(CUSIP Number)

Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Troutman Pepper Hamilton Sanders LLP 1001 Haxall Point Richmond, Virginia 23219 Attention: David I. Meyers, Esq. John Owen Gwathmey, Esq. (804) 697-1200

November 23, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. UO387J108	Page 2 of 7
1	NAMES OF REPORTING PERSONS
RANDAL J. KIRK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,344,002

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,344,002

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,344,002

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. UO387J108	Page 3 of 7
1	NAMES OF REPORTING PERSONS
THIRD SECURITY, LLC I.R.S. IDENTIFICATION NO.: 54-1923091

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,580,954

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,580,954

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,580,954

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

CUSIP No. UO387J108	Page 4 of 7
This Amendment No. 8 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated January 18, 2017 and filed on January 20, 2017, as amended by Amendment No. 1, dated July 24, 2017 and filed on July 26, 2017, as amended by Amendment No. 2 dated January 17, 2018 and filed on January 19, 2018, as amended by Amendment No. 3 dated October 24, 2018 and filed on October 29, 2018, as amended by Amendment No. 4 dated October 29, 2019 and filed on October 31, 2019, as amended by Amendment No. 5 dated February 13, 2020 and filed on February 18, 2020, as amended by Amendment No. 6 dated August 11, 2020 and filed on August 13, 2020, and as amended by Amendment No. 7 dated December 17, 2020 and filed on December 21, 2020 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of AquaBounty Technologies, Inc., a Delaware corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk”), Third Security, LLC, a Virginia limited liability company that is controlled by Mr. Kirk (“Third Security” and together with Mr. Kirk, the “Reporting Persons”) are filing this Amendment to disclose the disposition of 12,880,000 shares of Common Stock by certain entities under the common control of Mr. Kirk, in an underwritten public secondary offering of the Company, which closed on November 23, 2021 (the “Secondary Offering”).

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 6 is incorporated herein by reference.

The Reporting Persons are filing this Amendment to disclose participation in the Company’s Secondary Offering, pursuant to which, certain entities under the common control of Mr. Kirk, collectively disposed of 12,880,000 shares of Common Stock, which includes the full exercise of the underwriters’ option, at a price to the public of $2.10 per share.  Including the full exercise of the underwriters’ option, the selling shareholders received aggregate proceeds of $25,560,360 after deducting underwriting discounts and commissions.

Other than as disclosed herein, as of the date of this Amendment, none of the Reporting Persons have present plans or proposals which would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction such as a merger, reorganization or disposition, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

CUSIP No. UO387J108	Page 5 of 7
(f)
Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

The information contained on the cover pages to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)    See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock owned by the Reporting Persons. The percentage ownership is calculated based on 71,025,738 shares of Common Stock issued and outstanding as of November 3, 2021 as disclosed by the Company in its Quarterly Report on Form 10-Q for the period ended September 30, 2021 and filed on November 4, 2021, increased by 4,178 shares of Common Stock issuable to Mr. Kirk’s wife in connection with underlying stock options that are or will become immediately exercisable within sixty (60) days of November 23, 2021.

Reporting Person	Amount of Common Stock Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk	5,344,002 (1)	7.5%	5,344,002 (1)	--	5,344,002 (1)	--
Third Security, LLC	1,580,954 (2)	2.2%	1,580,954 (2)	--	1,580,954 (2)	--

(1)
Includes (i) 3,756,711 shares of Common Stock held by various entities that are controlled by Mr. Kirk but not managed by Third Security, none of which beneficially owns more than 5.0% individually, and (ii) 6,337 shares of Common Stock held by the spouse of Mr. Kirk, including 4,178 shares of Common Stock that are or will become immediately exercisable within sixty (60) days of November 23, 2021.

(2)	Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly held by entities managed by Third Security.

CUSIP No. UO387J108	Page 6 of 7
(c)          Except as set forth in this Statement, none of the Reporting Persons have engaged in any transactions in the Common Stock in the past 60 days.

(d)-(e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons’ responses to Items 4 and 5 are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of November 24, 2021, by and between Mr. Kirk and Third Security.

CUSIP No. UO387J108	Page 7 of 7
SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2021

/s/ Randal J. Kirk
Randal J. Kirk

THIRD SECURITY, LLC

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of November 24, 2021, by and between Mr. Kirk and Third Security.